CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

RECEIVED
2006 JUN -6 P 1:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: GCSS-

06014112

5 June 2006

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy of the announcement dated 29 May 2006 (*News Release – City Developments Limited Make Top Bid for Lucky Tower*).

Yours faithfully

PROCESSED
JUN 07 2006
THOMSON
FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*

Ms Catherine Loh

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	29-May-2006 18:59:14
Announcement No.	00107

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - City Developments Limited Make Top Bid for Lucky Tower
Description	Please find attached the above News Release issued by City Developments Limited on 29 May 2006.
Attachments:	LuckyTower.pdf Total size = **26K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED

News Release

29 May 2006

CDL Make Top Bid for Lucky Tower

City Developments Limited (CDL) has made a successful bid for Lucky Tower at S$383 million. The tender bid in this enbloc sale was made last week through its wholly owned subsidiary, Aston Properties Pte Ltd.

Ideally located in one of Singapore's most prime districts along Grange Road, there is good potential for this generously sized 169,189 square feet freehold site to be optimally redeveloped into an exclusive upscale condominium project. With a plot ratio of 2.1, this site has the potential to be redeveloped into a very attractive 24-storey luxurious up-market condominium. The enbloc sale for Lucky Tower is subject to approval, if necessary, from the Strata Titles Board.

CDL Group General Manager Mr Chia Ngiang Hong said, "The purchase of this site is in synergy with CDL's strategy to remain the proxy to the Singapore property market and to continue as a leader in the development of luxury condominiums here. This exceptional quality site will add outstanding value to CDL's land bank."

Asked about when the development will be launched, Mr Chia commented that it is still too premature to ascertain at this point in time.

This premier site will be the latest addition to CDL's landmark projects in this prestigious district. Other than Lucky Tower, CDL also owns Kim Lin Mansion, another considerable freehold site comprising 138,404 square feet along Grange Road and the freehold Biltmore site in the Orchard Boulevard vicinity occupying 130,535 square feet. Other previous CDL projects along Grange Road include the award-winning Spring Grove.

===

For more information, please contact:

Belinda Lee
Senior Manager, Head (Corporate Comms)
City Developments Limited
(Regn No: 196300316Z)
Tel: 6428 9315

Gerry de Silva
Head, Group Corporate Affairs
Hong Leong Group Singapore
Tel: 64289 308/ 6438 3110
Fax: 6534 3060